INDICATION OF VALUE MEMORANDUM

3 Companies Being Acquired By

STREAM COMMUNICATIONS LTD.

KRAKOW, POLAND

SEPTEMBER 30, 2000

TABLE OF CONTENTS

Description/Page Number Page

1.0 BACKGROUND AND ASSIGNMENT - 1

2.0 CREDENTIALS OF EVANS & EVANS, INC. - 6

3.0 TERMS OF REFERENCE - 7

4.0 ASSUMPTIONS - 11

5.0 DEFINITION OF FAIR MARKET VALUE - 13

6.0 BUSINESS OVERVIEW - 14

7.0 INDUSTRY OVERVIEW - 19

8.0 FINANCIAL POSITION - 30

9.0 FINANCIAL RESULTS - 32

10.0 FINANCIAL PROJECTIONS - 33

11.0 VALUATION METHODOLOGIES 35 - 35

12.0 MULTIPLE OF SUBSCRIBERS APPROACH 37 - 37

13.0 CONFIRMATION ANALYSIS - 41

MULTIPLE OF REVENUES

PREVIOUS STREAM ACQUISITIONS

14.0 INDICATION OF VALUE CONCLUSIONS - 45

15.0 RESTRICTIONS AND CONDITIONS - 46

16.0 STATEMENT OF INDEPENDENCE - 47

(i)

INDICATION OF VALUE MEMORANDUM

STREAM COMMUNICATIONS LTD.

1.0 BACKGROUND AND ASSIGNMENT

Trooper Technologies Inc. ("Trooper") of Vancouver, British Columbia is a development stage company. Its principal business is the implementation and commercialization of environmental technologies. In addition, through its subsidiaries, Trooper is involved in the implementation and commercialization of telecommunications services. These operations are located in Central European countries, with an emphasis on activities in Poland.

Trooper is a reporting issuer on the Canadian Venture Exchange (the "Exchange") and has two wholly--owned subsidiaries:

- EES Waste Solutions Limited, incorporated in Cyprus.

- International Eco--Waste System S.A. ("IEWS"), incorporated in Poland.

Trooper has two partially--owned subsidiaries:

Polvoice.com Spoołlka z ograniczonąa odpowiedzialnośsciąa ("Polvoice"), incorporated in Poland in 1999.

Stream Communications Spoołlka z ograniczonąa odpowiedzialnośsciąa ("Stream"), incorporated in Poland in 1999.

Trooper owns 49% of the common shares of Polvoice and directly and indirectly controls 82.6% of its voting shares.

Trooper owns 49% of the outstanding common shares of Stream.

The shares of Trooper trade on the Canadian Venture Exchange (the "Exchange") under the symbol "TTP" and, as at the date of the Report, its shares are trading in the range of approximately $3.00. Its 52--week high and low have been $4.80 and $1.00 respectively.

In the 2000 year to date, the Poland--based management of Stream, led by Mr. Adam Wojcik, President and Chief Executive Officer, has been focused on acquiring cable operators throughout Southern Poland. Its decision to do so is based on management's view is that this is the fastest and most cost--effective way of building a regional network for Stream, compared to attempting to establish and build an extensive network on its own from scratch.

In a management--prepared document entitled "Acquisition Targets - Summary of the Acquisition Plans", prepared in August of 2000, summary data on 15 companies with whom Stream had entered serious negotiations was presented. Partial or full payments had been made for seven of those companies. Another 15 companies that could be of interest as future acquisition targets were also listed.

Evans & Evans previously has completed formal valuation reports on two of the companies that have been acquired by Stream: a) Elektromontaz Rzeszow Tele--Kab Limited Company ("Elektro") of Rzeszow, Poland; and b) PPUH Cable Television Bielsat Limited Liability Company ("Bielsat Cable"), with its full Polish legal name being PPUH Telewizja Kablowa Bielsat Sp. z o.o.).

Elektro is located in Southern Poland and provides cable television services. Its assets include an existing cable network, related equipment, and almost 11,000 television cable subscribers. The formal valuation report on Elektro, dated May 15, 2000, was submitted to the Exchange as part of the regulatory approval process.

Bielsat Cable currently operates a cable television network in Bielsko--Biala, a community in southern Poland. The sole shareholder of Bielsat Cable was Mr. Miroslaw Kozik. On March 8, 2000, Stream appeared before a notary in southern Poland to establish a limited liability company called Bielsat.com Limited Liability Company ("Bielsat.com" or the "JV"). The reason for establishing Bielsat.com was for the management of Stream and Bielsat to jointly operate not only the current business of Bielsat Cable but, potentially, other cable companies in the Bielsko--Biala area that may be acquired by Bielsat.com. The Bielsat Cable vend in was asset--based, with the fixed assets of Bielsat Cable (its network) and intangible assets such as customer relationships, the Bielsat Cable name, the management team and organizational structure, and programming agreements being included, but with current assets such as cash, current liabilities such as accounts payable and long--term liabilities not being included. Stream matched the vend in of the Bielsat Cable business by making a cash contribution to the JV. The formal valuation report on Bielsat Cable, dated August 25, 2000, was submitted to the Exchange as part of the regulatory approval process.

Evans & Evans, in May of 2000, visited the facilities of three companies with whom Stream is in the latter stages of negotiations. These include:

- Sat--Kom Sp. z o.o ("Sat-Kom") of Raciborz, Poland. Stream has signed a preliminary agreement to acquire 100% of the shares of Sat--Kom of Raciborz, Poland for 5,121,442 Polish Zloty (US$1,163,964, based on an exchange rate of 4.4 Polish Zloty: 1 United States Dollar) + refundable Value Added Tax ("VAT"). With 6,805 subscribers, the purchase price represents an implied value of US$171 per subscriber.

- Mar--Sat s.c. ("Mar-Sat") of Czestochowa, Poland. Stream has signed a preliminary agreement to acquire 100% of the assets of Mar--Sat of Czestochowa, Poland for 1,320,000 Polish Zloty (US$300,000 + refundable Value Added Tax ("VAT"). With 1,277 subscribers, the purchase price represents an implied value of US$235 per subscriber.

- Miejska Telwizja Kablowa Sp. z o.o. ("MTK") of Czestochowa, Poland. Stream has signed a preliminary agreement to acquire 100% of the shares of MTK for 6,174,784 Polish Zloty (US$1,403,360) + refundable Value Added Tax ("VAT") ("VAT"). With 5,117 subscribers, the purchase price represents an implied value of US$275 per subscriber.

The planned acquisitions of Sat--Kom, Mar--Sat and MTK are referred to throughout the Report as the "Proposed Transactions".

Trooper has requested that Evans & Evans, Inc. ("Evans & Evans" or the "Authors of the Memo") of Vancouver, British Columbia prepare an Indication of Value Memorandum (the "Memo") on 100% of each of Sat--Kom, Mar--Sat and MTK. The purpose of the Memorandum is to determine whether the fair market value of 100% of the shares of Sat--Kom as at the Valuation Date of December 31, 1999 (the most recent date for which financial statements are available) is 5,121,442 zl (US$1,163,964) or greater, whether the fair market value of Mar--Sat as at the Valuation Date is 1,320,000 (US$300,000) or greater and whether the fair market value of MTK is 6,174,764 (US$1,403,554) or greater.

Financial statements for Sat--Kom, Mar--Sat and MTK more recent than December 31, 1999 have not been provided. Therefore, the selected Valuation Date is December 31, 1999. Given that eight months have passed since the Valuation Date and the date of the Report, it is possible that material changes to the businesses of Sat--Kom and/or Mar--Sat and MTK have occurred during this period. Such material changes could cause the fair market values of Sat--Kom and/or Mar--Sat and/or MTK as at the date of the Report to differ from their fair market values as at the Valuation Date. Therefore, if requested by Trooper, Evans & Evans will update the Memo if necessary upon receipt of more current financial statements.

The Memo is for the internal purposes only of Trooper to assist in finalizing the structure of the Proposed Transactions and is not to be used for submission to any third parties and/or regulatory bodies and/or stock exchanges and/or securities commissions.

As Evans & Evans relied extensively on information, materials and representations provided to us by management, the Authors of the Memo are requiring that management of Stream, Sat--Kom, MTK and Mar--Sat confirm to Evans & Evans in writing that the information and representations contained in the Memo are accurate, correct and complete and that there are no material omissions of information that would affect the conclusions contained in the Memo. Evans & Evans, or its staff and associates, will not assume any responsibility or liability for losses incurred by Trooper, Stream, Stream, Sat--Kom, MTK and Mar--Sat their officers, directors, shareholders or any other parties as a result of the circulation, publication, reproduction, or use of the draft and/or final Memo or any excerpts thereto, as well as to the use of the Memo contrary to the provisions of this section of the Memo. Evans & Evans reserves the right to review all calculations included or referred to in the draft and final Memo and, if Evans & Evans considers it necessary, to revise the draft and final Memo in the light of any information existing at the Valuation Date which becomes known to the Authors of the Report after the date of the Memo.

For the purpose of this Memo, the Valuation Date is December 31, 1999. Unless otherwise indicated, all monetary amounts are stated in Polish Zloty (zl). When applicable, an exchange rate of 4.4 zl to 1.0 United States Dollars ("US$") was applied.

2.0 CREDENTIALS OF EVANS & EVANS, INC.

Evans & Evans, Inc. was founded in 1989. For the past eleven years the firm has been extensively involved in the financial services and management consulting fields with offices in Vancouver, British Columbia, Calgary, Alberta, Toronto, Ontario, and Seattle, Washington. Over this period, the principals of the firm, Michael A. Evans and Richard W. Evans, have been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various North American stock exchanges and securities commissions as well as for private purposes. Michael A. Evans, MBA, CFA, CBV and Richard W. Evans, MBA, were the individuals principally responsible for the preparation of this Report. Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honours; and the professional designations of Chartered Financial Analyst (CFA); and Chartered Business Valuator (CBV). Mr. Evans has also been an Instructor in the area of Financial Management at the British Columbia Institute of Technology in Vancouver, British Columbia. Mr. Richard W. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); and a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honours. Mr. Evans is a Registered Student in the Canadian Institute of Chartered Business Valuators (CICBV).

3.0 SCOPE OF VALUATION REVIEW

The opinions contained here within have been reached by relying on the following:

Stream Corporate

- Site visits in May and August of 2000 to Stream's office in Krakow, Poland.

- Interviewed managers of Stream including: Mr. Adam Wojcik, President and Chief Executive Officer; Mr. Dobroslaw Ploskonka, Vice President; Ms. Anna Bala, Sales and Marketing Director; and Mr. Dariusz Bigaj, Manager of Finance and Internal Accounting; as well as members of its in--house legal, technical and accounting due diligence team.

- Reviewed the business plan of Stream, dated April of 2000, and Trooper's financial presentation, prepared August of 2000, both of which include descriptions of Stream's Stream's plans for expanding its business throughout southern Poland.

The Polish Market

- Reviewed information, primarily from corporate Web sites or from publicly--filed documents on competitors to Stream and/or cable industry participants. Of particular relevance was information on two primary competitors: the Warsaw Stock Exchange--listed Elektrim S.A. and the NASDAQ--listed United Pan--Europe Communications, which entered the Polish market in 1999 through the acquisition of At Entertainment, Inc.

Reviewed information on the Polish economy from various sources including: Polish Business, the Polish Embassy in Washington, the Economist, Warsaw Business Journal, Master Page Poland and Central Europe Online.

- Conducted primary research consisting of conversations with two writers with European cable industry periodicals, representatives of three European cable companies, and representatives of two North American--based cable companies.

- Reviewed information on the Polish cable television market from various sources including: the U.S. Department of Commerce, Polish Telecommunication and Cable Chamber of Commerce, the Financial Times of London, Inside Poland, International Cable, and Inside Cable & Telecoms Europe.

- Polish cable industry market information that was included in an independent appraisal of the market value of the assets of Bielsat Cable that was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo - Naukowo-Technicznych Zespol Uslug Technicznych (an association of engineers) of Wroclaw, Poland in 2000.

Sat--Kom Sp. z o.o

- Site visit in May of 2000 to Sat-Kom's office and headend equipment facility in Raciborz, Poland.

- Interviewed the President of Sat--Com, Mr. Jan Hoszek.

- Reviewed the organization chart of Sat--Kom

- Reviewed the unaudited, financial statements of Sat--Kom for the fiscal year ended December 31, 1998 and 1999.

- Reviewed data on the number of subscribers, and the price paid per subscriber, of Sat--Kom.

- Reviewed a list of fixed assets of Sat--Kom.

- Reviewed promotional brochures provided by Sat--Kom to potential cable customers.

- Obtained copies of various Polish--language government and regulatory permits obtained by Sat--Kom.

- Reviewed copies of various material contracts of Sat--Kom, for some of which English--language versions were provided, including program provider agreements with television broadcasters.

Mar--Sat s.c.

-- Site visit in May of 2000 to Mar--Sat's office and headend equipment facility in Czestochowa, Poland.

- Interviewed the Co--Founders and two 50/50 shareholders of Mar--Sat, Ms. Jolanta Wóojcikiewicz and Mr. Mariusz Wóojcikiewicz.

- Reviewed the organization chart of Mar--Sat

- Reviewed the unaudited, financial statements of Mar--Sat for the fiscal years ended December 31, 1998 and 1999.

- Reviewed data on the number of subscribers, and the price paid per subscriber, of Mar--Sat.

- Reviewed a list of fixed assets of Mar--Sat.

- Obtained copies of various Polish--language government and regulatory permits obtained by Mar--Sat.

- Reviewed copies of various material contracts of Mar--Sat, for some of which English--language versions were provided, including program provider agreements with television broadcasters.

- Financial projections of Mar--Sat were not provided. This applies a limitation to the Memo.

Miejska Telwizja Kablowa Sp. z o.o.

- Site visit in May of 2000 to MTK's office and headend equipment facility in Czestochowa, Poland.

- Interviewed several members of management of MTK, including Mr. Stanisłlaw Wolak, President.

- Reviewed the organization chart of MTK.

- Reviewed the unaudited, financial statements of MTK for the fiscal years ended December 31, 1998 and 1999.

- Reviewed data on the number of subscribers, and the price paid per subscriber, of MTK.

- Reviewed a list of fixed assets of MTK.

- Obtained copies of various Polish--language government and regulatory permits obtained by MTK.

- Reviewed copies of various material contracts of MTK, for some of which English--language versions were provided, including program provider agreements with television broadcasters.

- Financial projections of MTK were not provided. This applies a limitation to the Memo.

4.0 ASSUMPTION AND CONDITIONS

The Authors of the Report have made the following assumptions in completing the Report:

- At the Valuation Date, there were no material contingent liabilities pertaining to businesses of Sat--Kom, MTK or Mar--Sat, unusual contractual obligations or substantial commitments other than in the ordinary course of business, and there was no material litigation threatened or pending that would affect the conclusions, other than that disclosed by Sat--Kom, MTK or Mar--Sat.

- The cash contribution being made by Stream is in Polish zloty based on an exchange rate of 4.4 zl to US$1. A weakening of the Polish zloty versus the United States dollar would decrease the US$ value of the purchase prices, while a strengthening of the Polish zloty versus the United States would increase the US$ value of the purchase prices.

- An audit of the financial statements of Sat--Kom, MTK or Mar--Sat for fiscal years 1998 and 1999 would not result in any material change to the unaudited management--prepared statements of Sat--Kom, MTK or Mar--Sat.

- A technical audit or appraisal of the fixed assets (which is done by an independent party in Poland on Bielsat Cable, engaged by Stream) of Sat--Kom, MTK or Mar--Sat was not completed.

- All revenue generated by Sat--Kom, MTK and Mar--Sat to date, as listed on their historical financial statements, has been generated from cable subscriptions, and their have been no extraordinary or non--cable subscription revenues recorded.

- Evans & Evans has been provided Polish--language versions of all permits held by Sat--Kom, MTK or Mar--Sat, which are assumed to be (given the fact that Sat--Kom, MTK or Mar--Sat each have operated for several years) sufficient from a regulatory point of view to maintain operations of the cable networks.

- Financial statements for Sat--Kom, Mar--Sat and MTK more recent than December 31, 1999 have not been provided. Therefore, the selected Valuation Date is December 31, 1999. Given that eight months have passed since the Valuation Date and the date of the Report, it is possible that material changes to the businesses of Sat--Kom and/or Mar--Sat and MTK have occurred during this period. Such material changes could cause the fair market values of Sat--Kom and/or Mar--Sat and/or MTK as at the date of the Report to differ from their fair market values as at the Valuation Date.

5.0 DEFINITION OF FAIR MARKET VALUE

Fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's arm's length and under no compulsion to act, expressed in terms of money or money's money's worth.

With respect to the market for the shares of a company viewed en bloc there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Based on our experience, it is only in negotiations with such a special purchaser that potential synergies can be quantified and even then, the purchaser is generally in a better position to quantify the value of any special benefits than is the vendor. Accordingly, we have not reflected any special purchaser considerations in our assessment of fair market value.

6.0 BUSINESS OVERVIEW

Corporate Stream Strategy

The southern Poland region was selected by Stream as its focus of acquisitions/operations because these are relatively large locales in which the cable market is fragmented and served by small companies currently, local economies are strong and the region is close to Stream's head office in Krakow.

Subsequent to the close of the Proposed Transactions, Stream plans to introduce additional related services to the subscribers of Mar--Sat, MTK and Sat--Kom including:

- Pay--Per--View, to be ready by 2001, whereby customers are charged premium fees for viewing special events such as boxing fights.

- Web Television, through set--top boxes and cable modems.

- Video--on--Demand, whereby customers can order movies on an individual basis by paying set, extra fees per movie.

- Internet Telephony (Voice over the Internet), to be ready by the middle of 2001.

A major objective of Stream over the next several months is to build an integrated network that connects all of its small networks. Analog terminals, digital terminals and cable modems will need to be installed in order to allow subscribers access to the full range of services planned by Stream. Across its network, Stream is forecasting investment costs (acquisition costs + capital expenditures) averaging US$250 per subscriber in 2000 (will be higher for MTK, based on the purchase price) and US$300 per subscriber in 2001.

The individual user, most of whom live in multi--dwelling units, comprises the current installed base of each of Sat--Kom, Mar--Sat and MTK and this type of customer is the target market for Stream's services. Marketing approaches to be utilized by Stream across its network of acquired companies in a more aggressive manner than is currently being undertaken by the target companies include:

- Local newspaper and radio station advertising

- Outdoor billboards

- Operating a local information TV channel

- Direct door--to--door sales

Also, Stream intends to install centralized, subscriber management software across its network to enhance its knowledge of, and control over, its customer databases.

In charge of the overall operations of Stream is the three--person management team (Mr. Adam Wojcik, President and Chief Executive Officer; Ms. Anna Bala, Sales and Marketing Director; and Mr. Dariusz Bigaj, Manager of Finance and Internal Accounting) that will be based in Krakow but that will be in frequent contact with each of the target companies, all of which are less than a 3--hour drive from Krakow.

Prior to joining Stream at the end of 1999, Mr. Wojcik had spent seven years with the largest cable television provider in Poland, Telewizja Kablowa Polska S.A. ("PTK"), where his titles included Regional Director for Southern Poland and Vice--President for National Customer Operations. His achievements included doubling PTK's subscriber base in Southern Poland from 150,000 to 300,000 subscribers in two years, in part by negotiating and managing the acquisitions of 80,000 subscribers from existing operations. He earned his PhD in Mathematical Sciences at the Jagiellonian University in Krakow.

Ms. Bala obtained her MBA, with a Major in Marketing Management, at the Jagiellonian University in Krakow. She has over six years of experience in working with PTK, where she was responsible for implementation and supervising of all sales and marketing related activities in the Southern Region of Poland. Specifically, her duties included: preparing and realization of the company's sales and promotion budgets, pricing, recruitment and training of all marketing staff, planning and implementing promotional and marketing campaigns. Ms. Bala had over 30 subordinates, between 90 -- 200 sales representatives reporting to her and over 300,000 CATV subscribers in her sales territory.

Mr. Bigaj, MBA, is a graduate of School of Business at the Warsaw University of Technology. He worked for over four years with the PricewaterhouseCoopers ("PWC") in Warsaw, Poland in a capacity of a Senior Associate in the audit department. While at PWC, he managed projects for various international companies, i.e. Ford, Lucent, Foster Wheeler and others. Prior to his involvement with PWC, Mr. Bigaj held a Supervisor position with a Coal Mine "Halemba", where he was responsible for managing over 50 people, production planning, implementing new technologies and negotiations with various third parties.

Sat--Kom Sp. z o.o

Sat--Kom has been doing business in Raciborz, Poland since 19**. Raciborz is located in southern Poland, west of Krakow, in province of Katowice on the Odra River. It has a population of approximately *******.

Prior to the proposed acquisition of Sat--Kom by Stream, there are 867 shares of Sat--Kom issued and outstanding, owned by the Nowoczesna Housing Association (40.0%), Mr. Jan Hoszek (20.5%) and Mr. Boguslaw Romanowski (19.7%) and Mr. Piotr Sienkiewicz (19.7%)

Including the President and 20.5% shareholder, Mr. Hoszek, Sat--Kom employs seven people as follows:

Name and Surname	Position
Jan Hoszek	President
Michałl Sobeczko	Expert in RTV Service
Krystian Grochol	Expert in TVK service
Andrzej Wóojtowicz	Conservator
Olga Hoszek	Financial Director
Barbara Romanowska	Cashier
Beata Wiśsniewska	Head of Department responsible for taxes and settlements with subscribers

Sat--Kom utilizes four headend systems to service Raciborz and the neigbouring town, Kietrz. Some of its underground conduit is controlled by TPSA, but the fiber is owned by Sat--Kom.

The number of subscribers as at the Valuation Date was 6,805:

Rate in złl	Amount of Subscribers
25.00	5,335
21.00	473
20.00	368
12.50	398
10.50	84
10.00	4
7.00	129
3.50	14
Total	6,805

The factor affecting monthly fees, of course, is programming selection. The selection can range from 5 stations at the lower price range to up to 30 Polish, German, French and English--language stations at the top end.

There are no other cable operators in Raciborz. However, price increases are limited due to the customers' willingness to pay.

Mar--Sat s.c.

Mar--Sat has been operating inin Czestochowa since 19**. With 260,000 inhabitants, Czestochowa is the second--largest city in Silesia after Katowice. Foreign investors include BP and Shell (gas stations) and McDonald's McDonald's and Pizza Hut (fast food).

Mar--Sat has operated to date as a civil partnership. The co--owners are the husband--wife duo of Ms. Jolanta Wóojcikiewicz and Mr. Mariusz Wóojcikiewicz. The only employee is Ms. Magdalena Kowalska, Director of Subscriber Services.

Mar--Sat has 1,277 subscribers, all of whom pay the same rate of 20 zl per month.

Mar--Sat operates in a very competitive environment in Czestochowa, competing against: PTK (10,000 subscribers); Polnoc Housing Association (6,000 subscribers); and Nowa Praca Housing Association (10,000 subscribers).

Miejska Telwizja Kablowa Sp. z o.o.

MTK has been doing business in Czestochowa since 19**.

Prior to the proposed acquisition of MTK by Stream, there are 112 shares of MTK issued and outstanding, owned by Mr. Wachowicz Marian (50.0%), Mr. Waldemar Krys (31.25%), Mr. Stanlislaw Wolak (12.5%) and Mr. Przemyslaw Rozanski (6.25%)

MTK employs ten people as follows:

Name and Surname	Position
Stanisłlaw Wolak	President
Zbigniew Zięba	Vice--Director
Halina Margielewska	Chief Accountant
Teresa Bednarek	Director of Subscriber Services
Alicaj Kowalska	Section Official of Subscriber Services
Barbara Fułlawka	Cashier
Jolanta Urbanska	Accountant
Stefan Wolak	Warehouse Manager
Ryszard Gula	Conservator
Kazimiera Bis	Cleaner

MTK had 5,117 subscribers as at the Valuation Date, as follows:

Rate in złl	Amount of Subscribers
21.90--26.00	123
17.30--22.00	3,715
5.80--6.50	546
2.90--3.20	733
Total	5,117

Like Mar--Sat, MTK operates in a very competitive environment in Czestochowa, competing against: PTK (10,000 subscribers); Polnoc Housing Association (6,000 subscribers); and Nowa Praca Housing Association (10,000 subscribers).

7.0 INDUSTRY OVERVIEW

The Polish Economy

The online information source Inside Poland provides the following basic information as background on the Polish economy:

"Several years after Poland regained full sovereignty in 1989, Poland's economy is rapidly developing and its multi--party political system is solidly democratic. Just after the fall of the Communist regime in 1989, hundreds of political parties were founded, most of them conservative and based on ties to the Catholic Church. The problems of switching to a market economy made the first three years after the fall of communism difficult. The 'shock therapy' 'shock therapy' policies of the government lasted from 1989--1991 and broke the cycle of hyperinflation, redirected industry and allowed the Polish economy to become independent of the former Soviet Union. In fact, Poland was only minimally affected by the Russian Crisis of 1998, thanks in large part to the fact that Poland's Poland's exports to Russia are only 8% of its total exports. The liberation of economic laws in 1989 has allowed people the chance to start their own private companies. Poland's Poland's strategic position between Russia and Germany, which throughout its history left Poland vulnerable to the whims of its warring neighbors, now can be seen in a positive light, as Poland prepares for entry into the European Union. Its existing membership in NATO and its potential membership in the European Union can give Poland the chance to act as an intermediary in the political and economic exchange between Western Europe and Russia."

An Andersen Consulting report published in 1999, "Reconnecting Europe", illustrates the changes in Polish business between the pre--1989 Communist Era and now:

Then

- GDP in Poland in real terms (1990=100) was 100

- Private sector share of GDP was 30%

- Labour productivity (1990=100) was 100

- 17.6 million foreigners visited Poland per year

- The economy was centrally planned and in the public sector

- Trade was predominantly with Russia

- There was no competition and few incentives to innovate and produce high quality goods

- Unemployment was virtually non--existent

- Goods such as bread, milk, meat, paper, coal and television sets had their prices regulated by the state in some way; rents were also controlled

- Heavy industry was dominant, while services were often neglected

Now

- GDP in Poland in real terms (1990=100) is 132

- Private sector share of GDP is 65%

- Labour productivity (1990=100) was is 199.4

- 88 million foreigners visit Poland per year

- The majority of economic activity is in the private sector

- Trade follows the market and the main trading partner is now Germany

-Entrepreneurship is key, with new companies constantly entering the marketplace

- There are increasing divisions between the winners and losers in society

- Over 2 million new private companies had been registered in Poland by 1996

Growth rates for mobile telephone was 111.8% in Central Europe in 1998, compared to only 65.8% in the European Union

Statistics from the Office of Foreign Investment of the Republic of Poland show how foreign direct investment increased 200--fold between 1990 and 1998:

(graph omitted)

Not all the news is good, however. In August of 2000, NOBE, an independent economic institute that specializes in short and long--term forecasts and analysis of the economic development of Poland, stated that Poland's economic performance in the first half of 2000 was marked by the following:

- The rate of growth of domestic absorption was around 5%. The dynamics of investment demand remains reduced in comparison with the previous years. The personal consumption growth rate was stable at about 4.5%.

- Poland noted a significant improvement in export performance, mainly due to the economic recovery in Western Europe. Although the zloty still remained very strong in relation to the euro, growing foreign demand led to very high dynamics of exports. Improvement in the export performance started to translate into improvement in the balance of payments, reducing worries about the short-- and medium--term stability of the economy.

- GDP growth remained at a level of about 6%. The domestic absorption marginally decelerated, while the positive growth impact of foreign trade continued.

- Despite the relative strength of the zloty in relation to the Euro, the CPI inflation rate stayed at a double--digit level and inflationary expectations remained high. The surge in inflationary expectations was due to a combination of several factors: high world oil prices, a strong dollar, increasing domestic food prices and political instability.

- The fiscal performance during the first half of 2000 was relatively good. However, doubts about the determination of the government to continue the necessary fiscal tightening are growing.

- The unemployment rate stayed at a level above 13%, not experienced since mid--1996.

NOBE concluded that the forecast for the second half of 2000 is "quite good", while cautioning that the relief may only be temporary.

Central European Cable Overview

The magazine International Cable published a story in its April of 2000 entitled "Europe Looking East-Eastern Promise; Universal Strategies". Excerpts follow:

"The "The economies of eastern and central Europe have been up--and--coming for a number of years. But certain indicators show that the up--and--comers are closer than ever to being here--and--now. The countries of the former Soviet bloc are beginning to show significant cable penetration numbers, rising subscriber revenues and real values. But, as always with the region, the picture is mixed".

"Western investors are trying to drive up revenues per subscriber in the region, but have been constrained not only by varying income levels but also by a complex regulatory picture. In the Czech and Slovak Republics, for example, cable is more heavily regulated than in Poland or Hungary. Czech legislation does not allow subscriber rate increases above the rate of inflation. Such a policy does not allow much incentive for revenue--hungry operators to stick around, let alone having them invest in upgrading networks for digital services."

"Adding to the regulatory muddle is the fact that last--mile access is often in the hands of a plethora of small local companies and municipalities across the region. Consolidation still has a long way to go."

"United Pan--Europe Communications ("UPC"), which now owns the former At Entertainment, Inc. properties in Poland as well as Cable Plus in the Czech Republic, now is establishing itself as an eastern (and a western) European powerhouse. UPC has said it will invest heavily in networks in the region. Yet, uniquely amongst its territories, in Poland it will focus on DTH (Direct--To--Home) as well as cable."

"Over time, as UPC doubtless knows, the opportunity to make money from digital TV, Internet and data services in central and eastern Europe is extremely good. These are countries with highly educated populations that have been starved of an effective telecommunication infrastructure. The technological challenge is to provide something cost--effective that will satisfy the needs of the market. In terms of cable, the investment required is high (there is a lot of antiquated plant around) and the return per subscriber (for the next few years at least) will continue to be low."

The Polish Cable Sector

Until 1992, there was a state monopoly for radio and TV broadcasting, and only one state--owned broadcasting company Komitet d/s Radia I Telewizji (The National Radio and TV Committee). The Broadcasting Law of December 1992 abolished the state monopoly, and a transformation of The National Radio and TV Committee was completed on December 31, 1993 when the company was divided into two separate companies: Telewizja Polska S.A. (Polish Television S.A.) and Polskie Radio S.A. (Polish Radio S.A.).

The broadcasting law of December 1992 also established the National Broadcasting Council, a regulatory body, responsible for licensing, regulation and control of the activity of broadcasters in Poland. The law laid down new rules that permitted new private broadcasters to start their operations. The private sector is growing rapidly, attracting the international partners and creating opportunities for foreign suppliers.

Local cable networks started appearing in Poland in 1987. In February 1988, the Warsaw Ursynow resident--operated station managed to break through the political and bureaucratic red tape and began with just four satellite programs and only 400 subscribers. It took another two years for the cable television sector to be fully launched. At first, operators only needed a permit from the Ministry of Communications. In 1993, the rules were tightened, and the National Radio--communication Agency (PAR) took over the licensing process. The regulations were intended to control Poland's cable TV industry but the market turned out to be a more efficient instrument. Competition arrived, bringing options, in both technology and prices. Weaker operators were pushed out of the market by bigger ones who often had foreign capital backing them.

An October of 1999 profile of the Polish cable industry by Inside Cable and Telecoms Europe presented the following chart and description of current conditions:

Polish Cable Sector - Sector - Statistical Overview

(Source: Inside Cable & Telecoms Europe, October of 1999)

GDP	US$140 billion
Population	38.8 million
Total Households	13.2 million
Total TV Households	12.6 million
Number of Cable Operators	500
Homes Passed by Cable	8 million
Homes Subscribed to Cable	3.7 million
Cable Subscribers/Households %	28%
Cable Subscribers/TV Households %	29%
Homes Subscribing to DTH	2.2 million

(Note: Estimates by private analysts and industry participants vary. For example, Mr. Wojcik's view is that 4--5 million homes are passed by cable and 3 million homes subscribe)

"Poland's cable industry, with around 3.7 million connections, is the largest in central and eastern Europe and probably one of the most exciting in Europe. The first networks were built in 1989 and their number increased from 356 in 1993 to more than 1000 at the end of 1998."

"Demand for multi--channel TV in Poland is high, with average TV viewing higher than anywhere else in Europe. However the telecommunications e environment in the country is still volatile, despite progressive legislation designed to stabilize the industry."

"By far the largest cable operator is PTK, with systems in eight cities including Warsaw, Gdansk, Krakow and at least 20 other smaller locations, and now connecting over 890,000 homes."

"PTK was built up by @Entertainment which was acquired by UPC in the summer of 1999. Wizja TV, the satellite delivered digital programme provider, was also acquired from @Entertainment, bringing UPC a range of DTH subscribers as well."

"Other large cable operators built up through acquisitions have also been acquired by larger companies, jostling for position when the voice telephony market is liberalized. The Polish manufacturer Elektrim recently acquired Bresnan Communications, the second largest Polish cable operator. It already has an alliance with Deutsche Telekom in mobile operator PTC and is clearly preparing the way for a major telecoms investment."

"Poland's Direct--To--Home ("DTH") industry is the third largest in Europe with 2.2 million subscribers. Two digital platforms started operation in 1998: Wizja TV (now a UPC subsidiary) and Cyfra+ (with a range of partners but managed by Canal Plus). The DTH battle is intense."

Competition

There are two major nationwide cable television operators in Poland that are publicly traded, one on the Warsaw Stock Exchange and the other on the NASDAQ.

United Pan--Europe Communications B.V. ("UPC")

The shares of UPC trade on the NASDAQ under the symbol 'UPCOY'. In August of 1999 UPC acquired @Entertainment, which owns and operates the largest cable television system in Poland, PTK. Mr. Wojcik worked in management of PTK between 1993 and 1999. @Entertainment'sEntertainment's cable subscribers are located in regional clusters encompassing eight of the ten largest cities in Poland. @Entertainment expanded its distribution capacity with the launch of its DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. As of December 31, 1999, UPC had 1,023,800 traditional cable subscribers and 254,075 D--DTH D-DTH subscribers. D--DTH D-DTH subscribers receive Wizja TV, UPC's multi-channel Polish-language DTH service, which UPC claims is the first such service available in Poland. UPC is also trying to sell Wizja--TV programming to third party cable systems in Poland. The portions of @Entertainment's cable television networks currently being constructed are being constructed with the aim of having flexibility and capacity to be cost-effectively reconfigured to offer an array of interactive and integrated entertainment, telecommunications and information services. UPC intends to upgrade selected portions of @Entertainment existing cable to meet similar standards. UPC has applied for the data license for the territory of Poland and plans to start providing Internet services during year 2000. @Entertainment has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA (the Polish national telephone company) which permit @Entertainment to use TPSA's infrastructure for an indefinite period or for fixed periods up to 20 years. @Entertainment's DTH service is encoded and transmitted, or "uplinked, from its Maidstone, U.K. facility to geosynchronous satellites that receive, convert and amplify the digital signals and retransmit them to earth in a manner that allows individual subscribers to receive and be billed for the particular programming services to which they subscribe. @Entertainment has an eight--year contract with British Telecommunications for the provision and maintenance of its uplink equipment at Maidstone. @Entertainment leases transponders on Astra satellites 1E and 1F. @Entertainment offers cable subscribers two tiers of service. Some areas are offered a package of up to 70 channels. @Entertainment's DTH subscribers currently receive @Entertainment's Wizja TV programming, which consists of approximately 25 channels. For an additional monthly charge, certain of UPC's cable networks currently offer two premium television services -- the HBO Poland service (a Polish--language premium movie channel owned in part by Home Box Office) and, since September 18, 1999, Wizja Sport, a Polish--language premium sport channel --to customers on a monthly basis in certain cable systems. UPC plans to create additional pay--per--view channels that will also be offered to cable customers for an additional charge.

Elektrim S.A. ("Elektrim")

Elektrim of Warsaw is listed on the Warsaw Stock Exchange. It is an infrastructural group operating in three sectors, namely: telecommunications, energy and cables. It has obtained a permit to build and operate a telecommunications network and has approximately 300,000 subscribers, primarily in Warsaw and Krakow. Elektrim has recently consolidated several local operators and purchased shares in some telecommunication companies. Elektrim also signed an investment agreement with French media and telecommunication Vivendi group and founded the joint venture Elektrim Telekomunikacja Sp. z o.o., which aims to become an alternative to TPSA S.A. offering the highest technical level and the broadest scope of services. Elektrim, in 1999, vended into Elektrim Telekomunikacja Sp. z o.o. such assets as shares of cellular telephone operator Polska Telefonia Cyfrowa Sp. z o.o., which operates under the business name of ERA GSM) and cable television and telephone operator Bresnan Communications Poland.

In addition to Elektrim to UPC, there are hundreds of small operators, and about a half--dozen medium--sized regional participants that have 100,000 subscribers or more. The main competitors to Bielsat Cable in Bielsko--Biala/Czechowice--Dziedzice include: Vectra, which has approximately 10,000 subscribers; Waldex, which has approximately 3,000 subscribers; and PTH Bister, which has 1,450 subscribers. A primary competitive factor is which company is able to finance, construct and then expand its fixed asset network.

More information on the Polish cable sector, specifically on competitors to Stream and on Central European merger and acquisition activity is presented in section 13.0, "Multiple of Subscribers Approach" of the Report.

8.0 FINANCIAL POSITION

The most recent balance sheets of Sat--Kom, Mar--Sat and MTK, as at December 31, 1999, are presented below:

Sat--Kom Sp. z o.o

Sat--Kom Sp. z o.o

Unaudited Management--Prepared Balance Sheet

As At December 31, 1999 and 1998

Zloty	As At		As At
	31--Dec--99%		31--Dec--98%
ASSETS
Current Assets
Cash	10,587	1.4	4,431	0.7
Supplies	4,097	0.5	12,314	1.9
Receivables	123,267	16.1	96,914	14.6
Total Current Assets	137,951	18.1	113,659	17.1
Capital Assets
Buildings	157,486	20.6	163,343	24.6
Equipment	306,224	40.1	180,061	27.1
Transport	749	0.1	2,247	0.3
Other Assets	155,758	20.4	198,083	29.8
Total Capital Assets	620,217	81.2	543,734	81.9
Intangible Assets	0	0.0	371	0.1
Deferred Charges	5,953	0.8	5,871	0.9
Total Assets	764,121	100.0	663,635	100.0
LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	247,771	32.4	227,410	34.3
Taxes, Benefits	33,132	4.3	23,539	3.5
Bank Credits, Loans	202,749	26.5	99,658	15.0
Other	12,497	1.6	9,913	1.5
Accruals	6,446	0.8	7,293	1.1
Total Current Liabilities	502,595	65.8	367,813	55.4
Non--Current Liabilities
Long--Term Bank Loans	97,666	12.8	168,583	100.0
Total Non--Current Liabilities	97,666	12.8	168,583	25.4
Total Liabilities	600,261	78.6	536,396	80.8
Equity
Share Capital	43,350	5.7	43,350	6.5
Retained Earnings	67,952	8.9	44,754	0.0
Period Profit	36,621	4.8	23,198	18.2
Total Equity	163,861	19.4	127,240	41.2
Total Liabilities and Equity	764,122	100.0	663,636	100.0

Miejska Telwizja Kablowa Sp. z o.o.

Miejska Telwizja Kablowa Sp. z o.o.

Unaudited Management--Prepared Balance Sheet

As At December 31, 1999 and 1998

Zloty	As At		As At
	31--Dec--99%		31--Dec--98%
ASSETS
Current Assets
Cash	26,542	1.6	62,721	3.8
Supplies	26,598	1.6	135,608	8.1
Receivables	140,638	8.5	120,270	7.2
Total Current Assets	193,778	11.8	318,599	19.1
Capital Assets
Buildings	252,365	15.3	32,881	2.0
Equipment	887,880	53.9	735,775	44.1
Transport	0	0.0	0	0.0
Other	311,801	18.9	577,172	34.6
Total Capital Assets	1,452,046	88.2	1,345,828	80.7
Other Assets	0	0.0	3,632	0.2

Total Assets	1,645,824	100.0	1,668,059	100.0
LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	31,589	1.9	74,233	4.5
Taxes, Benefits	18,359	1.1	14,517	0.9
Bank Credits, Loans	0	0.0	40,000	2.4
Amounts Owed to Workers	2,632	0.2	759	0.0
Other	35,974	2.2	5,462	0.3
Total Current Liabilities	88,554	5.4	134,971	8.1
Non--Current Liabilities
Long--Term Bank Loans	0	0.0	0	0.0
Total Non--Current Liabilities	0	0.0	0	0.0
Total Liabilities	88,554	5.4	134,971
Equity
Share Capital	1,120,000	68.1	1,120,000	67.1
Retained Earnings	427,781	26.0	428,492	0.0
Period Profit	9,489	0.6	--15,434	--1.0
Total Equity	1,557,270	94.6	1,533,088	91.9
Total Liabilities and Equity	1,645,824	100.0	1,668,059	100.0

Mar--Sat s.c.

While Evans & Evans has been provided a schedule of fixed assets of Mar--Sat as at December 31, 1999, a balance sheet has not been provided. As Evans & Evans understands that Stream will be assuming all of Mar--Sat's assets and liabilities, the Memo is limited by the lack of a balance sheet. A balance sheet will need to be provided and analyzed before submission of the final form of the Report. As at December 31, 1999, Mar--Sat owned the following fixed assets:

Zloty
Asset	At--Cost Value
TV Studio	10,000
Panasonic Camera	3,243
Computer Set	3,675
Cable TV Network	195,000
Car: Ford Mondeo	71,174
Bureau Furniture	12,781
Computer Set	3,689
Computer Set	13,625
TV Studio	13,720
Computer Set	6,559
Air Conditioner	3,175
Andromeda System -- Licence	3,434
Total At--Cost Value	340,075

9.0 FINANCIAL RESULTS

The most recent income sheets of Sat--Kom, Mar--Sat and MTK, for the fiscal years ended December 31, 1998 and 1999, are presented below:

Sat--Kom Sp. z o.o

Sat--Kom Sp. z o.o

Unaudited Management--Prepared Income Statement

As At December 31, 1999 and 1998

Zloty	Year-- Ended	% of Revenues	Year--Ended	% of Revenues
	31--Dec--99		31--Dec--98
Revenues
Cable Fees	1,705,147	100.0	1,458,361	100.0
Total Revenue	1,705,147	100.0	1,458,361	100.0
Expenses
Materials, Energy	223,956	13.1	213,321	14.6
Third Party Services	605,174	35.5	612,714	42.0
Taxes	250,553	14.7	131,624	9.0
Remuneration	334,152	19.6	257,242	17.6
Amounts to Workers	42,455	2.5	73,016	5.0
Amortization	106,977	6.3	78,102	5.4
Other Expenses	42,685	2.5	21,687	1.5
Total Expenses	1,613,528	94.6	1,387,706	95.2
Pre--Tax Profit from Sales	91,619	5.4	70,655	4.8
Other Operating Income/Costs	14,881	0.9	3,918	0.3
Pre--Tax Profit from Operations	106,500	6.2	74,573	5.1

Miejska Telwizja Kablowa Sp. z o.o.

Miejska Telwizja Kablowa Sp. z o.o.

Unaudited Management--Prepared Income Statement

Fiscal Years Ended December 31, 1999 and 1998

Zloty	Year-- Ended	% of Revenues	Year--Ended	% of Revenues
	31--Dec--99		31--Dec--98
Revenues
Cable Fees	889,692	100.0	696,623	100.0
Total Revenue	889,692	100.0	696,623	100.0
Expenses
Materials, Energy	46,241	5.2	31,470	4.5
Third Party Services	361,754	40.7	259,559	37.3
Taxes	3,868	0.4	5,169	0.7
Remuneration	205,566	23.1	177,121	25.4
Amounts to Workers	42,119	4.7	89,341	12.8
Amortization	141,988	16.0	106,222	15.2
Other Expenses	39,198	4.4	34,136	4.9
Total Expenses	840,735	94.5	703,018	100.9
Pre--Tax Profit from Sales	48,957	5.5	--6,395	--0.9
Other Operating Costs	36,664	4.1	6,473	0.9
Pre--Tax Profit from Operations	12,541	1.4	--12,867	--1.8

Mar--Sat s.c.

Mar--Sat s.c.

Unaudited Management--Prepared Income Statement

Fiscal Years Ended December 31, 1999 and 1998

Zloty	Year-- Ended	% of Revenues	Year--Ended	% of Revenues
	31--Dec--99		31--Dec--98
Revenues
Cable Fees	245,028	100.0	214,060.00	104.71
Other Income	78	0.0	10,088	4.50
Total Revenue	245,107	100.0	224,147.00	100
Expenses
Purchases	7,716	3.1	4,667.00	2.08
Advertising	830	0.3	11.00	0.00
Remuneration	28,076	11.5	10,920.00	4.87
Other Costs	166,357	67.9	147,609.00	65.85
Total Expenses	202,979	82.8	163,207.00	72.81
Pre--Tax Profit from Sales	42,128	17.2	60,940.00	27.19

10. FINANCIAL PROJECTIONS

Medium--long term financial projections for the businesses of Mar--Sat, Sat--Com and MTK have not been provided.

This is a risk factor, as issues such as estimated return on investment from each of the acquisitions (plus related capital investments) and potential improvements in profitability (due to economies of scale, increased marketing, re--negotiated programming agreements, etc.) have not been set out.

As valuations are forward--looking, the fact that projections including assumptions for number of subscribers, fees per subscriber, new hirings/salaries, capital expenditures, promotional budget, etc. are not available is a significant risk factor, although not as significant as it would have been if Mar--Sat, Sat--Com and MTK did not already have an established operating history.

11.0 VALUATION METHODOLOGIES

In valuing an asset or a business and/or a share(s), there is no single or specific mathematical formula. The particular approach and the factors to consider for each business will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset's and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the capitalization of indicated earnings or cash flow and discounted cash flow and discounted earnings.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

Valuation approaches applicable to assets and options can be grouped into three general categories: (1) cost approach; (2) market approach (or sales comparison approach); and (3) income based approach.

As there are many definitions of cost, the cost approach generally reflects the original cost or cost to reproduce the asset. This approach is premised on the principle that the most an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or reproduction).

The market or sales comparison approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued. The income based approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The cable industry has a "rule of thumb", based on multiple of subscribers, that virtually all participants and observers agree is the main determinant of the value, and it is this approach that was the primary method utilized by Evans & Evans. Evans & Evans confirmed this by considering a Multiple of Revenues Approach. Evans & Evans also considered the business fundamentals and acquisition prices of two other transactions of Stream-Elektro and Bielsat Cable.

12.0 MULTIPLE OF SUBSCRIBERS APPROACH

Evans & Evans interviewed representatives of eight companies or periodicals in the European cable industry and the consensus was that the primary basis for valuation was the number of subscribers that the vendor had. The rationale is that, despite churn rates that can be 10% to 20% annually, signing up a subscriber for the first time is a difficult task and that once a subscriber is attracted, revenue can be increased in the future by raising fees, or being large enough allows a company to cut fees in competitive environments, being large enough allows a company to negotiate preferential fees with programmers, or existing subscribers can be offered enhanced services such as premium stations, Internet access, and so on. Of course, the number of subscribers is also a good indicator of the size of a company's company's network, its revenues, and so on.

This multiple varies greatly from as high as US$5,000 per subscriber in North America to a fraction of that in countries like Poland. Factors identified as influencing the multiple applied include the following:

- Degree of household concentration, urbanness

- Growth capacity

- Ability to offer new services

- Subscribers as a percentage of total homes passed by the network ("penetration")

- Subscriber/area demographics

- Regulations

- Competition

- Amount of merger and acquisition activity

- Equipment/technology quality

- Fees paid per subscriber

In the April 27, 2000 edition of Pulse Biznesu, Mr. Andrzej Ostrowski, President of the Polish Telecommunication and Cable Chamber of Commerce made the following points of opinion (the following bulleted points are direct quotations of Mr. Biznesu from the article):

- There is a big untapped market in Poland for cable television and related services such as Internet and telephony.

- Only large companies can deliver such services because the small cable companies do not have the financial resources to invest in the technology necessary to provide such services.

- The very limited number of granted Internet licenses in Poland by the Ministry of Telecommunications is caused by the fact that the state--owned TPSA is presently being privatized and the government is not granting new Internet licenses, in order to receive higher bids for TPSA. Once the stake in TPSA is sold off, it is anticipated that the government will grant new licenses with much greater generosity.

- The best survival strategy for small operators is to consolidate between themselves. Otherwise, they will be bought out by bigger players. The prices per subscriber which are being paid when a bigger player is buying out small cable companies in Poland are ridiculously low - low - they range from US$200 per subscriber to US$300 per subscriber when, in Holland for example, prices have already reached $2,500 per subscriber. Also, if you consider the capitalization of UPC in Poland and their number of subscribers here, the price would be US$1,800 per subscriber.

- The small operators are selling themselves out very quietly because even at US$200 to US$300 per subscriber they receive enough money to have a secure and comfortable life.

An independent appraisal of the market value of the assets of Bielsat Cable was undertaken by Wroclawska Rada Federacji Stowarzyszen Naukowo Naukowo - - Technicznych Zespol Uslug Technicznych in April of 2000. Mr. Nawrot, in charge of the appraisal at that firm, stated to Evans & Evans that the association specializes in valuations (often for the purposes of supporting bank loan applications) and that the team on that appraisal had "done a lot" of cable--related valuations. Its appraisal of the assets of Bielsat Cable relied upon, in part, a newspaper--reported acquisition of the "TVK Network" by Polsat Company from DAMI Company for US$250 per subscriber in January of 2000.

Two high--profile acquisitions of cable networks have taken place in Poland within the past year at purchase prices in the range of, or above, US$1,000 per subscriber.

- PTK was acquired by UPC in the summer of 1999. The purchase price was US$1.2 billion for 700,000 subscribers, or about US$1,700 per subscriber.

- Bresnan Communications was acquired by Elektrim in April of 1999. The purchase price was US$325 million for 350,000 subscribers, or about $925 per subscriber.

Following is a table of transactions within the past year in Poland or Central Europe. Terms for 5 of the 7 of the transactions were confirmed by Evans & Evans from either contacting a representative of the buyer or reviewing publicly filing documents or press releases, while the terms of the balance of the transactions were revealed by Mr. Wojcik, who gained intimate knowledge of Central European cable transactions through his senior managerial position at PTK:

Date	Buyer	Seller	Price in US$ Million	Subscribers	Price/Subscriber in US$
1999	UPC	Haarlem	62		935
1999	UPC	Hungary	45		257
1999	UPC	SKT	41		417
1999	UPC	Zielononog		29,000	259
1999	Elektrim	Bresnan	325	350,000	925
1999	UPC	@Entertain	1,150	700,000	1,700
1997	PTK	Dami	5	14,000	330

When applying multiples to Mar--Sat, Sat--Kom and MTK it is necessary to significantly discount the price per subscriber paid in the above instances to account for the fact that the multiple for companies with smaller networks is generally lower than the multiple paid for companies with larger networks.

However, given the above observations of President of the Polish Telecommunication and Cable Chamber of Commerce as well as comments made to Evans & Evans by industry observers such as Wroclawska Rada Federacji Stowarzyszen Naukowo - Naukowo - Technicznych Zespol Uslug Technicznych, then one can conclude that the market price paid for a typical small cable operator like Bielsat Cable in Poland still is in the range of, say, US$200 per subscriber to US$250 per subscriber.

The price being paid for Sat--Kom is US$171 per subscriber, for Mar--Sat is US$235 per subscriber and for MTK is US$275 per subscriber.

While the price being paid for Sat--Kom and Mar--Sat is solidly within the rule--of--thumb range of US$200 per subscriber to US$250 per subscriber, the price being paid for MTK is beyond, or at the upper end of, this range. Therefore, in order to confirm whether the fair market value of MTK as at the Valuation Date is at least US$275 per subscriber, other approaches needed to be relied upon, as set out below.

13.0 CONFIRMATION ANALYSIS

As confirmation of the primary Multiple of Subscribers Approach, Evans & Evans considered other methods as well:

Multiple of Revenues

In Western countries, discounted cash flow is a method utilized in valuing cable companies, although because of massive capital investments required in this industry, even in the West positive cash flow value is often only evident from a long--term perspective. One article reviewed by Evans & Evans on valuing Canadian cable companies stated the view that one valid method was to discount the projected 10--year cash flow of a company and then add a residual value, with such a residual often representing up to 70% of the total value.

Interviews of Central European industry observers revealed the view that a discounted cash flow method is more difficult to apply to smaller Central European cable companies because operating histories are typically shorter, the pace of change in the industry is fast, current earnings are low or negative but are expected to rise as disposable incomes increase and services offered are enhanced, significant capital investment upgrades are required and buyers are acquiring more for potential than for current fundamentals.

Instead, Evans & Evans considered a Multiple of Revenues Approach. Since the vendor company in Central European cable acquisitions has typically been private, revenues (unlike number of subscribers) of companies acquired have rarely been disclosed and the representative of UPC interviewed by Evans & Evans did not reveal these figures. Apart from one observer whose opinion was that Mr. Wojcik's contention that the rule of thumb in Poland is a purchase price of 6x annual revenue may be approximately correct, reliance or interest in this method seemed much less than in the Multiple of Subscribers Approach. However, one may consider the market capitalizations of three NASDAQ--listed Central European cable companies:

Company	Market Cap in US$ Million	Revenue in US$ Million	Earnings in US$ Million	Price/Revenue
UPC	17,000	450	--800	38
Matav	600	100	--15	6
Primacom	1,500	100	--10	15

UPC, as described earlier in the Report, is an owner and operator of broadband communications networks in a number of countries in Europe.

Matav--Cable Systems Media, Inc. of Tel Aviv is a broadband operator of cable television services in Israel.

Primacom AG of Mainz, Germany is engaged in owning, operating, acquiring and constructing cable television networks that serve primarily medium and small--sized regions in Germany.

For the fair market value of 100% of the shares of Sat--Com to be at least 5,121,442 zl, then the fair market value needs to be in the range of 3.0x fiscal 1999 revenues of 1,705,147 zl.

For the fair market value of 100% of the assets of Mar--Sat to be at least 1,320,000 zl, then the fair market value needs to be in the range of 5.4x fiscal 1999 revenues of 245,107 zl.

For the fair market value of 100% of the assets of MTK to be at least 6,174,764 zl, then the fair market value needs to be in the range of 6.9x fiscal 1999 revenues of 889,692 zl.

Discounting for the fact that Sat--Com and Mar--Sat are still private while the above noted companies are public, and that market capitalization can often be higher than fair market value, the findings from the Multiples of Revenue Approach generally confirm the conclusion from the primary Multiple of Subscribers Approach.

However, once again the price being paid for MTK is shown to be beyond, or at the upper end of, the 6x annual revenues benchmark.

Previous Stream Acquisitions

As further confirmation of value, Evans & Evans considered the price paid by Stream for Elektro and Bielsat (based on disclosures contained within the two previous valuations completed by Evans & Evans in 2000 on Stream's acquisitions) with that being paid for Mar--Sat, Sat--Kom and MTK. Financial fundamentals were considered, as were business assessments of each.

Company	Elektro	Bielsat	Sat--Kom	Mar--Sat	MTK
Price/Subscriber	US$152	US$213	US$171	US$235	US$275
Price/Revenue	5.8x	3.5x	3.0x	5.4x	6.9x
Subscribers/ Homes Passed*	55.0%	47.5%	71.9%	62.3%	54.9%
Profitable	Yes	Yes	Yes	Yes	Even
Competition	Average	Average	None	Heavy	Heavy
Management	Below--Average	Above--Average	Average	Average	Above--Average
Technology	Below--Average	Average	Average	Average	Average
Market Opportunity	Above--Average	Above--Average	Average	Above--Average	Above--Average

*A relatively low percentage of subscribers/homes passed represents a larger upside potential through more aggressive marketing, since it indicates that many homes are technically eligible for service are not yet subscribing.

Based on the above comparative chart, our view is that the fair market value of Sat--Kom is at least US$171, the price paid for Mar--Sat is within the fair market value range of US$200 per subscriber to US$250 per subscriber but that the price being paid for MTK is beyond the range of fair market values for MTK. Based on financial fundamentals and business assessments, and without proof of the presence of special purchasers in the market (no previous offers for the shares of MTK have been reported, no negotiations between MTK and other parties have been reported), there is no reason to conclude that the fair market value of 100% of the shares of MTK is higher than the range of US$200 per subscriber to US$250 per subscriber.

14.0 INDICATION OF VALUE CONCLUSIONS

Based on all of the above and by utilizing a Multiple of Subscribers Approach as the primary approach, by utilizing a Multiple of Revenues Approach as a confirmation approach, and by considering other transactions undertaken by stream, Evans & Evans' Evans' indication of value is that:

- The fair market value of 100% of the assets of Sat--Kom, as at the Valuation Date of December 31, 1999, is at least 5,121,442 zl.

- The fair market value of 100% of the assets of Mar--Sat, as at the Valuation Date of December 31, 1999, is in the range of 1,320,000 zl.

- The fair market value of 100% of the assets of MTK, as at the Valuation Date of December 31, 1999, is less than 6,174,764 zl, and is in the range of 4.5 million zl to 5.3 million zl.

This indication of value is subject to the assumptions, conditions and restrictions set out in sections 1.0, 4.0 and 16.0 of the Memo.

Evans & Evans was not asked to comment on the fairness, from a financial point of view, of the proposed transaction of MTK to the shareholders of Trooper. However, the reader should note that despite the price being paid for MTK being greater than the fair market value of 100% of the shares of MTK, there are qualitative factors that could make that transaction fair, from a financial point of view, to the shareholders of Trooper, such as the reduction or elimination of competition in Czestochowa, better chance of competing against other operators in Czestochowa like PTK, achievement of synergies with other companies being acquired by Stream, and so on.

EVANS & EVANS, INC.

15.0 RESTRICTIONS AND CONDITIONS

This opinion is intended for the purpose stated in this Memo and, in particular, is based on assumptions as to results that could reasonably be expected at the Valuation Date. It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this report without prior written permission in each specific instance. The Authors of the Memo disclaim any responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this opinion contrary to the provisions of this paragraph. This opinion is based upon information made available to the Authors of the Memo and on the assumptions made. The Authors of the Memo reserve the right to review all calculations included or referred to in this opinion and, if we consider necessary, to revise our opinion in the light of any information existing at the Valuation Date which becomes known to us after the date of this opinion. This Memo may not be relied upon by any person or entity without our express, prior written consent.

16.0 STATEMENT OF INDEPENDENCE

Evans & Evans, Inc. is, for the purposes of preparing this Memo, an independent chartered business valuation firm. None of the partners, employees or associates of Evans & Evans, Inc., has, or anticipates the acquisition of, any interest in the assets, shares or business undertakings of Trooper, Stream, Mar--Sat, Sat--Kom or MTK. Neither Evans & Evans, Inc. nor any affiliate is an advisor to Trooper, Stream, Mar--Sat, Sat--Kom or MTK

APPENDIX - INDEPENDENT ASSET APPRAISAL